Exhibit 1

Buenos Aires, August 28, 2017

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

TELECOM ANNOUNCES CNV AUTHORIZATION OF THE PUBLICATION

OF THE LOCAL PROSPECTUS REGARDING THE PRELIMINARY MERGER AGREEMENT WITH CABLEVISIÓN

On August 18, 2017, Telecom Argentina S.A. (“Telecom”), received confirmation that the Argentine Securities Commission (Comisión Nacional de Valores) had authorized the publication of the local Argentine prospectus regarding Telecom’s proposed absorption of Cablevisión S.A. (“Cablevisión”), a company organized under the laws of the Republic of Argentina, (the “Merger”). Under the proposed Merger, Telecom would continue as the surviving company known as “Telecom Argentina S.A.”

A copy of the local Argentine prospectus has been filed with the CNV and is available on the CNV’s website (www.cnv.gob.ar).

Sincerely,

Pedro G. Insussarry

Responsible for Market Relations